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                                                                       EXHIBIT 9

                                                                         ANNEX A

                   [ALLEN & COMPANY INCORPORATED LETTERHEAD]

                                                                  August 4, 1994

The Board of Directors
QVC, Inc.
Goshen Corporate Park
West Chester, PA 19380

Dear Members of the Board:

     You have requested our opinion, as of this date, as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "QVC Common Stock"), of QVC, Inc. (the "Company"), QVC Preferred Stock and QVC Options (as such terms are hereinafter defined), of the consideration to be received by such holders in connection with the proposed Offer and Merger hereinafter referred to.

     Pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 4, 1994, among the Company, Comcast Corporation, a Pennsylvania corporation ("Comcast"), Liberty Media Corporation, a Delaware corporation ("Liberty"), and Comcast Qmerger, Inc., a Delaware corporation ("MergerCo"), the Company, and a wholly owned subsidiary of MergerCo will enter into a business combination transaction pursuant to which, on the terms and subject to the conditions contained in the Merger Agreement, MergerCo will commence a tender offer (the "Offer") to purchase for cash any and all shares of QVC Common Stock as well as the Company's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, par value $.10 per share (collectively, the "QVC Preferred Stock" and together with the QVC Common Stock, the "QVC Stock"). Pursuant to the Offer, among other things, MergerCo will offer to pay net to the seller in cash and without interest, (i) $46.00 per share of QVC Common Stock issued and outstanding and (ii) $460.00 per share of QVC Preferred Stock. The Merger Agreement provides that following the completion of the Offer, a wholly owned subsidiary of MergerCo will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of Delaware law and the terms of the Merger Agreement. Pursuant to the Merger Agreement, QVC Stock not tendered to MergerCo pursuant to the Offer that remains issued and outstanding immediately prior to the effective time of the Merger would be converted into the right to receive the consideration payable pursuant to the Offer for such QVC Stock.

     In addition, in connection with the Merger, the Company's obligations with respect to each outstanding stock option granted pursuant to the Company's employee stock option plans and certain other stock options (collectively, the "QVC Options") will, except in certain circumstances, be satisfied by paying to holders of such options an amount in cash equal to $46.00 for each share of QVC Common Stock underlying each such option, less the exercise price of each such option.

     In arriving at our opinion, we have among other things:

     (i) reviewed the terms and conditions of the Merger Agreement and the agreements and instruments referred to therein;

     (ii) analyzed certain historical business and financial information relating to the Company, including the Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for each of the fiscal years ended January 31, 1990 through 1994, and the Quarterly Reports on Form 10-Q of the Company for the same fiscal years and for the quarter ended April 30, 1994;

     (iii) reviewed certain financial forecasts and other data provided to us by the Company relating to its business, earnings, assets and prospects;

     (iv) conducted discussions with members of the senior management of the Company with respect to the

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           financial condition, business, operations, strategic objectives and prospects of the Company;

     (v) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable in whole or in part to the businesses of the Company;

     (vi) compared the financial terms of certain business combinations involving companies in lines of businesses comparable to the Company with the financial terms of the Merger Agreement;

     (vii) reviewed the trading history of QVC Common Stock, including its performance in comparison to market indices and to selected companies in comparable businesses;

     (viii) reviewed certain stock market data and financial information relating to selected public companies which we deemed generally comparable to the Company; and

     (ix) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

     We have been advised that drafts of the Offer to Purchase and certain other documents that may be prepared for use in connection with the proposed Offer and the Merger Agreement are not yet available, and thus we have not been able to review such documents in connection with our opinion.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company to us and the representations contained in the Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company. Furthermore, our opinions are based on economic, monetary and market conditions existing on this date.

     We acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services. We have also performed investment banking services for the Company in the past. Our opinion does not, however, constitute a recommendation of the Merger over any other alternative transactions which may be available to the Company. Paul A. Gould, a managing director of our firm, serves as a director of Liberty. As a part of our investment banking business, we hold positions in and trade in the securities of the Company, Comcast and Liberty from time to time.

     Our engagement and the opinions expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, either Comcast or Liberty, any stockholders of the Company or any other person other than the Company's Board of Directors. Furthermore, the opinion rendered herein does not constitute a recommendation by our firm that any stockholder of the Company vote to approve the Merger or accept the Offer.

     Based on and subject to the foregoing and such other factors as we deemed relevant, we are of the opinion that, as of this date, the consideration to be received by the holders of QVC Stock and QVC Options pursuant to the Merger Agreement is fair to such holders, other than Comcast and Liberty, from a financial point of view.

                                          Very truly yours,

                                          ALLEN & COMPANY INCORPORATED

                                          By: /s/  Enrique F. Senior
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                                              Enrique F. Senior
                                              Managing Director

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